Filed by Nuveen Municipal High Income Opportunity Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen Municipal High Income Opportunity Fund

Commission File No. 811-21449

Nuveen Municipal High Income Opportunity Fund 2

Commission File No. 811-22123

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KRISTYNA MUNOZ (312) 917-8343 KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Funds’ Board Approves Fund Merger

CHICAGO, December 14, 2012 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced the Board of Trustees of the Nuveen Municipal High Income Opportunity Fund (NYSE MKT: NMZ) and Nuveen Municipal High Income Opportunity Fund 2 (NYSE: NMD) approved a merger. The merger is subject to customary conditions, including shareholder approval at the funds’ regular shareholder meeting. The merger is intended to create a single, larger fund with lower operating expenses and increased trading volume on the exchange for its common shares.

More information on the proposed merger will be contained in the proxy materials expected to be filed in the coming weeks. The proposed fund merger is as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol

Nuveen Municipal High Income Opportunity Fund 2	NMD	Nuveen Municipal High Income Opportunity Fund	NMZ

More information on these and other Nuveen closed-end funds is posted on Nuveen’s web site at www.nuveen.com/cef.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, Symphony Asset Management, NWQ Investment Management Company, Santa Barbara Asset Management, Tradewinds Global Investors, Winslow Capital Management, and Gresham Investment Management. In total, Nuveen Investments managed approximately $220 billion as of September 30, 2012. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

o market developments;

o legal and regulatory developments; and

o other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on our web site is not a part of this press release.

Nothing contained in this press release shall constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus relating to each proposed reorganization will be filed with the SEC in the coming weeks and will contain important information relating the reorganization. Shareholders are urged to read each such joint Proxy Statement/Prospectus carefully. After they are filed, free copies of the Proxy Statement/Prospectuses will be available on the SEC’s web site at www.sec.gov.